

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 19, 2017

Enrico Dal Monte
Chief Executive Officer
XTRIBE, P.L.C.
1st floor, Victory House, 99-101
Regent Street
W1B4EZ, London
United Kingdom

> **Re: XTRIBE P.L.C.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 7, 2017**
> **File No. 333-214799**

Dear Mr. Dal Monte:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2017 letter.

Certain Relationships and Related Party Transactions and Director Independence

Related Party Transactions, page 39

1. We note that the agreement with X-Solution S.R.L. is a related party transaction. Please identify the officer that has a material interest in X-Solution S.R.L. and provide the information required by Item 404(d) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please revise to include a signed report from your independent registered public accounting firm. Refer Rule 2.02(a) of Regulation S-X.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Robert L. Diener, Esq.
        Law Offices of Robert Diener